================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         -------------------------------

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------

                            HAWKER PACIFIC AEROSPACE

                                (Name of Issuer)

                            HAWKER PACIFIC AEROSPACE

                      (Name of Person(s) Filing Statement)

                         -------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   420123 10 1
                      (CUSIP Number of Class of Securities)

                                James R. Bennett
                      Chief Financial Officer and Secretary
                            Hawker Pacific Aerospace
                                11240 Sherman Way
                              Sun Valley, CA 91352
                                 (818) 765-6201
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  On Behalf of the Person(s) Filing Statement)

                         -------------------------------

                                 With a Copy to:
                               K.C. Schaaf , Esq.
                             Michael E. Flynn, Esq.
                         Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                         Newport Beach, California 92660
                                 (949) 725-4000

                         -------------------------------

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  |_| The filing of a registration statement under the Securities Act of 1933.

c.  |X| A tender offer.

d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                         -------------------------------

                            Calculation of Filing Fee

     Transaction Valuation*                     Amount of Filing Fee
     ----------------------                     ---------------------
        $11,163,821.50                              $1,027.07

                         -------------------------------

*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,435,022 shares of common stock, no par value per share, of Hawker Pacific Aerospace at a purchase price of $3.25 per share, net to the seller in cash. Such number of shares assumes (i) 2,744,900 shares outstanding (excluding shares beneficially owned by Lufthansa Technik AG and its affiliates) as of March 5, 2002 and (ii) the exercise of up to 342,406 options to purchase shares of common stock and the exercise of up to 347,716 warrants to purchase shares of common stock.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:         $1,027.07

  Form(s) or Registration No.:    Schedule TO-T/13E-3 and Schedule TO-T/13E-3/A

  Filing Party:                   LHT Acquisition Corporation
                                  Lufthansa Technik AG

  Date(s) Filed:                  March 11, 2002 and April 2, 2002


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

                                  INTRODUCTION

         This Schedule 13E-3 Transaction Statement, being filed on behalf of Hawker Pacific Aerospace, a California corporation (the "Company"), relates to the offer by LHT Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all issued and outstanding shares of common stock, no par value (including common stock issuable upon the conditional exercise of options to purchase common stock having exercise prices of less than $3.25 per share under the Company's stock option plan and management stock option agreements) of the Company at a price of $3.25 per share (the "Offer Price"), in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 filed on behalf of the Purchaser and Parent on April 2, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal which is incorporated hereto by reference to the Schedule TO-T/13E-3 filed on behalf of the Purchaser and Parent on March 11, 2002 (which, as may be supplemented and amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3 filed on behalf of the Purchaser and Parent on April 2, 2002.


         All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO-T/13E-3, as amended by Amendment No. 1 to the Schedule TO-T/13E-3 filed on April 2, 2002 (the "Schedule TO-T/13E-3"), and
(iv) the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of the Company on March 11, 2002, as amended by Amendment No. 1 to the Schedule 14D-9 filed on April 2, 2002 (the "Schedule 14D-9"), including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 1.  Summary Term Sheet.

         The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) Name and Address. The name of the subject company is Hawker Pacific Aerospace, a California corporation (the "Company"). The address of the principal executive offices of the Company is 11240 Sherman Way, Sun Valley, California 91352. The telephone number of the Company at its principal executive offices is (818) 765-6201.

         (b) Securities. The information set forth in the Schedule 14D-9 under
Item 1 entitled "Subject Company Information," and in the Offer to Purchase under Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in the Offer to Purchase under Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" is incorporated herein by reference.

         (d) Dividends. The information set forth in the Offer to Purchase under Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 14 entitled "Purchases of common shares" is incorporated herein by reference.


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

         (e) Prior Public Offerings.  Not applicable.

         (f) Prior Stock Purchases. The information set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," the subsection of Section 1 entitled "Privately negotiated transactions," Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 14 entitled "Purchase of common shares" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The Company is both the subject company and the filing person in this Schedule 13E-3. The information set forth in the
Schedule 14D-9 under Item 1 entitled "Subject Company Information" and the subsection of Item 3 entitled "Lufthansa Technik's Relationships with the Company's Directors," and in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Schedule I and Schedule II is incorporated herein by reference.

Item 4.   Terms of the Transaction.

         (a) Material Terms. The information set forth in the Schedule 14D-9 under Item 2 entitled "Identity and Background of Filing Person," Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements," Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Summary Term Sheet," "Introduction," "Special Factors" and "The Tender Offer," and in Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company,"
Section 5 entitled "Rights of the Shareholders in the Offer and Merger," Section 7 entitled "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 9 entitled "Terms of the Offer," Section 10 entitled "Procedures for Tendering Shares," Section 11 entitled "Withdrawal Rights,"
Section 12 entitled "Acceptance for Payment and Payment," Section 12 entitled "Certain U.S. Federal Income Tax Consequences," Section 18 entitled "Certain Agreements," Section 19 entitled "Certain Conditions of the Offer," and Section 21 entitled "Certain Legal Matters" is incorporated herein by reference.

         (c) Different Terms. The information set forth in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction" is incorporated herein by reference.

         (d) Appraisal Rights. The information set forth in the Offer to Purchase under Section 5 entitled "Rights of Shareholders in the Offer and Merger," Section 21 entitled "Certain Legal Matters" and Schedule A is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation" and Item 8 entitled "Additional Information," and in the Offer to Purchase under the caption "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer" and Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

         (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

         (a)-(c), (e) Transactions; Significant Corporate Events; Negotiations or Contacts; Agreements Involving the Subject Company's Securities. The information set forth in the Schedule 14D-9 under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements" and Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and Section 18 entitled "Certain Agreements" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b), (c)(1)-(8) Use of Securities Acquired; Plans. The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a)-(d) Purposes; Alternatives; Reasons; Effects. The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," and "Special Factors," and in Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction, Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a)-(f) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors; Other Offers. The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the

         Offer to Purchase under the caption entitled "Summary Term Sheet,"
Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," and Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference. The Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which is attached as Annex A and filed as Exhibit (a)(12) to Amendment No. 1 to the
Schedule 14D-9, and the materials furnished by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., in connection with presentations and analyses made to the Company, which are filed as Exhibit (a)(15) to Amendment No. 1 to the
Schedule 14D-9 are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

         (a), (b), (d) Source of Funds; Conditions; Borrowed Funds.
The information contained in the Offer to Purchase under Section 17 entitled "Source and Amount of Funds" is incorporated herein by reference.

         (c) Expenses. The information contained in the Offer to Purchase under Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         (a) Securities Ownership. The information contained in the Schedule 14D-9 under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements," and in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction," Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares," Section 15 entitled "Certain Information Concerning the Company," and Section 16 entitled "Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

         (b) Securities Transactions. The information contained in the Schedule 14D-9 under Item 6 entitled "Interest in Securities of the Subject Company," and in the Offer to Purchase under Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

         (d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth in the Schedule 14D-9 under
Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions entitled "Introduction" and "Summary Term Sheet" and in Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company" is incorporated herein by reference.

Item 13. Financial Statements.



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

         (a) Financial Information. The audited financial statements for the Company's 1999 and 2000 fiscal years are incorporated herein by reference beginning on page 21 of the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 16, 2001. The Company's quarterly report on Form 10-Q reporting the results of the nine-month period ended September 30, 2001 and filed with the Securities and Exchange Commission on November 14, 2001 is incorporated herein by reference.

         (b) Pro Forma Information.  Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used.

         (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the Schedule 14D-9 under Item 5 entitled "Persons/Assets Retained, Employed, Compensated or Used," and in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" and Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

         (b) Other Material Information. All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule
TO-T/13E-3 and (iv) the Schedule 14D-9, including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 16. Exhibits.


Exhibit
  No.                           Description
-------                         -----------
Exhibit (a)(1)   The amended and restated Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)   Letter of Transmittal**

Exhibit (a)(3)   Notice of Guaranteed Delivery**

Exhibit (a)(4)   Notice of Conditional Exercise**

Exhibit (a)(5)   Instructions for Conditional Exercise**

Exhibit (a)(6)   Memorandum to Eligible Option Holders**

Exhibit (a)(7)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(8)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**


Exhibit (a)(9)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**

Exhibit (a)(10)  Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on
                 Form W-8BEN**

Exhibit (a)(11)  Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific
                 Aerospace on March 8, 2002***

Exhibit (a)(12)  Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)  Letter to shareholders of Hawker Pacific Aerospace, dated March 11, 2002****

Exhibit (c)(1)   Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (c)(2)   Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 7, 2002******

Exhibit (d)(1)   Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG, LHT
                 Acquisition Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)   Agreement for Non-Use and Disclosure of Confidential Information, dated as of February 28,
                 2002, among Lufthansa Technik AG and Hawker Pacific Aerospace**

Exhibit (f)(1)   Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******


*Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

**Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

*** Incorporated by reference to the Schedule 14D-9C filed by Hawker Pacific Aerospace on March 8, 2002.

****Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Hawker Pacific Aerospace on March 11, 2002.

*****Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

******Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

*******Incorporated by reference to Schedule A of the Offer to Purchase dated
 March 11, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HAWKER PACIFIC AEROSPACE



                                    By: /s/ JAMES R. BENNETT
                                       ----------------------------------------
                                    Name:   James R. Bennett
                                    Title:  Chief Financial Officer and
                                              Secretary

Dated:  April 2, 2002






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


                                INDEX TO EXHIBITS


Exhibit
  No.                              Description
-------                            -----------
Exhibit (a)(1)          The amended and restated Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)          Letter of Transmittal**

Exhibit (a)(3)          Notice of Guaranteed Delivery**

Exhibit (a)(4)          Notice of Conditional Exercise**

Exhibit (a)(5)          Instructions for Conditional Exercise**

Exhibit (a)(6)          Memorandum to Eligible Option Holders**

Exhibit (a)(7)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(8)          Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(9)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**

Exhibit (a)(10)         Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on
                        Form W-8BEN**

Exhibit (a)(11)         Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific
                        Aerospace on March 8, 2002***

Exhibit (a)(12)         Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)         Letter to shareholders of Hawker Pacific Aerospace, dated March 11, 2002****

Exhibit (c)(1)          Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (c)(2)          Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 7, 2002******

Exhibit (d)(1)          Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG, LHT
                        Acquisition Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)          Agreement for Non-Use and Disclosure of Confidential Information, dated as of February 28,
                        2002, among Lufthansa Technik AG and Hawker Pacific Aerospace**

Exhibit (f)(1)          Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******

Exhibit (f)(1)         Chapter 13 of the General Corporation Law of the State
                       of California (regarding appraisal rights)******

------------------------

*Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

**Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

***Incorporated by reference to the Schedule 14D-9C filed by Hawker Pacific Aerospace on March 8, 2002.

****Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Hawker Pacific Aerospace on March 11, 2002.

*****Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

******Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

*******Incorporated by reference to Schedule A of the Offer to Purchase dated March 11, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.


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